Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 13, 2015 to

Prospectus dated August 31, 2012

Registration No. 333-183686 and 333-183686-01

Aon plc

TERM SHEET

$600,000,000 4.750% SENIOR NOTES DUE 2045

Issuer:	Aon plc
Securities:	4.750% Senior Notes due 2045
Guarantor:	Aon Corporation
Legal Format:	SEC Registered
Amount:	$600,000,000
Ranking:	Senior Unsecured
Expected Ratings(1):	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+
Trade Date:	May 13, 2015
Settlement Date (T+5):	May 20, 2015
Maturity Date:	May 15, 2045
Reference Treasury:	3.00% due November 15, 2044
Reference Treasury Yield and Price:	3.070% or 98-20+
Reoffer Spread to Treasury:	170 bps
Reoffer Yield:	4.770%
Coupon:	4.750%
Denominations:	$2,000 and multiples of $1,000
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, beginning on November 15, 2015
Price to Public:	99.683%
Proceeds to Issuer:	$592,848,000
CUSIP / ISIN:	00185AAH7 / US00185AAH77
Optional Redemption:

We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes being redeemed and a make whole using a discount rate of the Reference Treasury plus 30 basis points.

On or after November 15, 2044, we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee of the Notes, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC
Co-Managers:	ANZ Securities, Inc. Aon Benfield Securities, Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. Loop Capital Markets LLC The Williams Capital Group, L.P.
Conflicts:

We intend to use the net proceeds of this offering for general corporate purposes which, among other things, may include repayment of all or part of our 3.50% senior notes due September 2015 (the ‘‘2015 Notes’’). As of March 31, 2015, $600 million of our 2015 Notes was outstanding. Certain of the underwriters or their affiliates may hold the 2015 Notes and, accordingly, may receive proceeds from this offering. To the extent that any one underwriter, together with its affiliates, receives more than 5% of the net proceeds such underwriter would be deemed to have a ‘‘conflict of interest’’ with us in regard to this offering under the requirements of Rule 5121 of the Financial Institution Regulatory Authority (“FINRA”).

In addition, Aon Benfield Securities, Inc. is an indirect wholly owned subsidiary of Aon plc.

Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Barclays Capital Inc. toll free at 1-888-603-5847, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, and J.P. Morgan Securities LLC, collect at 1-212-834-4533.